

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2021

Messrs. Fetters and King
Co-Chief Executive Officers
Acies Acquisition Corp.
1219 Morningside Drive, Suite 110
Manhattan Beach, CA 90266

>   **Re: Acies Acquisition Corp.**
>   **Amendment No. 3 to Registration Statement on Form S-4**
>   **Filed May 18, 2021**
>   **File No. 333-253135**

Dear Messrs. Fetters and King:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form S-4

Acies' Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 222

1. Please revise to include a discussion of your results of operations for the period ended December 31, 2020 in addition to your discussion for the quarter ended March 31, 2021. Refer to Item 303 of Regulation S-K.

PLAYSTUDIOS Interim Consolidated Financial Statements
Note 19. Subsequent Events, page F-107

2. Revise to include a discussion of the pending litigation matter brought by TeamSava d.o.o. Beograd as disclosed on page 237, including an estimate of its financial effect or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-3 and 50-4.

You may contact Melissa Kindelan, Senior Staff Accountant, at 202-551-3564 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brent T. Epstein, Esq.